Exhibit 99.1

PRESS RELEASE
Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades Tissue Group Rationalizes Its Operations in Ontario

Candiac, (Québec) March 9, 2006 – As part of its ongoing rationalization process of its activities and in an effort to optimize its effectiveness and profitability, Cascades Tissue Group has decided to close its conversion plant in Pickering, Ontario. Approximately 66 employees will be affected by this closure.

This plant converts paper towels and bathroom tissue for the commercial and industrial market. The equipment will be redeployed in different Cascades Tissue Group plants and mills in the United States and Canada so that the production capacity of the Group will not be reduced by this closure. Customers serviced by this plant will in no way be affected and will continue to benefit from the same level of service.

This closure takes place in the global reorganization plan which is to improve the Group’s overall profitability while ensuring quality products and an improved service. Unlike the other closures recently announced by Cascades, this one does not result from operational problems related to a non performing plant nor from bad market conditions; the paper tissue market is doing well. The costs resulting from this closure are not material and will be fully offset by the yearly savings that will be generated.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 14 300 men and women who work in some 120 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

For further information: Mr. Stéphane Mailhot Corporate Director of Communications Cascades Inc. 819 363-5161 Mr. Marc Jasmin Director, Investor Relations Cascades Inc. 514 282-2681	Source: Ms. Suzanne Blanchet President and Chief Executive Officer Cascades Tissue Group